SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  June 17, 2005

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

                       Indicate by check mark whether the
                          registrant files or will file
                          annual reports under cover of
                             Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F __

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                                 Yes _____ No X

       (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                                 Yes _____ No X

  (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

                Indicate by check mark whether the registrant by
              furnishing the information contained in this form is
                 also thereby furnishing the information to the
                   Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934:

                                 Yes _____ No X

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CORUS GROUP plc



Date:  June 17, 2005                By       Theresa Robinson
      -----------------------                ----------------

                                             Name: Mrs T Robinson
                                             Group Secretariat Co-ordinator

17 June 2005


CORUS GROUP plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification today from Citigroup on behalf of Standard Life Investments, that on 16 June 2005, Standard Life Investments disposed of 11,031,606 shares on behalf of Standard Life Group. This decreased the total held as a material interest to 130,028,151 shares being below 3% of Corus Group plc's issued capital.
END